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                                                                      EXHIBIT 99


                                  RISK FACTORS

      Investors should consider the following risk factors, in addition to the other information presented in the Company's Report on Form 10-Q for the quarter ended June 30, 2002 and the other reports and registration statements we file from time to time with the Securities and Exchange Commission, in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause investors to lose all or part of their investment in our company. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

RISKS RELATED TO OUR RECENT SPIN-OFF FROM GOODRICH CORPORATION

COLTEC'S HISTORICAL CONSOLIDATED FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR HISTORICAL RESULTS AS AN INDEPENDENT COMPANY; THEREFORE, IT MAY NOT BE RELIABLE AS AN INDICATOR OF HISTORICAL OR FUTURE RESULTS.

      The historical consolidated financial information of our wholly owned subsidiary Coltec Industries Inc included in this Report may not reflect what our financial condition, results of operations and cash flows would have been on a historical basis had we operated the EnPro business as an independent company during the periods presented or what our financial condition, results of operations and cash flows will be in the future. This is because Coltec's historical consolidated financial statements include allocations for services provided or procured by Goodrich, which we may not be able to procure or provide ourselves on the same basis. In addition, we have not made adjustments to Coltec's historical consolidated financial information to reflect other changes that will occur in our cost structure, financing and operations as a result of the distribution of our common stock to Goodrich shareholders on May 31, 2002 (the "Distribution"). These changes could potentially include increased costs associated with reduced economies of scale and a higher cost of capital, and also changes in how we fund our operations, conduct research and development and pursue our strategic objectives. Finally, as a result of the Distribution, Goodrich, not EnPro, owns Coltec's aerospace business which is reflected in Coltec's historical consolidated financial information as a discontinued operation. Therefore, Coltec's historical consolidated financial statements may not be indicative of our future performance as an independent company.

WE HAVE NO HISTORY OPERATING AS AN INDEPENDENT COMPANY AND WE MAY BE UNABLE TO IMPLEMENT SUFFICIENT OPERATING SYSTEMS AND BUSINESS FUNCTIONS TO ALLOW US TO OPERATE EFFECTIVELY AS AN INDEPENDENT COMPANY.

      Prior to the Distribution, Goodrich provided certain services to the EnPro business as a part of Goodrich's broader corporate organization. Goodrich performed various corporate functions for us, including the following:

      -     public and investor relations;

      -     accounting consolidation;

      -     treasury administration;

      -     insurance administration;

      -     internal audit;


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      -     human resources functions;

      -     information technology services;

      -     telecommunications;

      -     corporate income tax administration; and

      -     selected legal functions.

      Goodrich will not provide such services to us in the future, other than certain transition services. In addition, if Goodrich does not perform the transition services it has agreed to provide for us at the same level as it did when we were part of Goodrich, these services may not be sufficient to meet our needs. This may adversely affect our ability to operate our business effectively.

WE COULD INCUR SIGNIFICANT INDEMNITY OBLIGATIONS TO GOODRICH FOR U.S. FEDERAL INCOME TAX LIABILITY IF ACQUISITIONS OR ISSUANCES OF ENPRO STOCK CAUSE THE DISTRIBUTION TO BE TAXABLE.

      The Distribution was intended to be tax-free to Goodrich and its shareholders under Section 355 of the Internal Revenue Code. Generally, Goodrich may recognize a taxable gain on the Distribution if there are one or more acquisitions or issuances of our capital stock representing 50% or more of our then-outstanding capital, measured by vote or value, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the Distribution. Any shares of our stock acquired or issued within two years before or after the Distribution will generally be presumed to be part of such a plan unless we can rebut that presumption. If the acquisition or issuance of our stock causes the Distribution to be taxable to Goodrich, we will be required to indemnify Goodrich against any tax payable under the tax matters arrangements we entered into with Goodrich as part of the Distribution. In addition, aside from the tax matters arrangements, under U.S. federal income tax laws, we and Goodrich would be severally liable for Goodrich's federal income taxes from the Distribution being taxable. This means that even if we do not have to indemnify Goodrich for any tax liabilities if the Distribution fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if Goodrich fails to pay them.

RISKS RELATED TO OUR BUSINESS

CERTAIN OF OUR SUBSIDIARIES ARE DEFENDANTS IN ASBESTOS LITIGATION.

      The historical business operations of two Coltec subsidiaries, Garlock Sealing Technologies LLC and The Anchor Packing Company, have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets, which contained encapsulated asbestos fibers. Although those subsidiaries actively manage their exposure to asbestos litigation and their relationships with insurance carriers through another Coltec subsidiary, Garrison Litigation Management Group, Ltd., several risks and uncertainties may result in potential liabilities to us in the future that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Those risks and uncertainties include the following:

      - the potential for a large volume of future asbestos claims to the extent such claims are not covered by insurance because insurance coverage is, or will be, depleted;

      - the uncertainty of the per claim value of current and potential future asbestos claims;


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      -     the timing of payout of claims relative to recoveries of amounts covered by insurance from our subsidiaries' insurance carriers and limitations imposed on the amount that may be recovered in any given year;

      - the financial viability of our subsidiaries' insurance carriers and their reinsurance carriers, and our subsidiaries' ability to collect on claims from them;

      - an increase in litigation or other costs that are not covered by insurance;

      - the unavailability of any insurance for claims alleging first exposure to asbestos after July 1, 1984; and

      -     bankruptcies of other defendants.

      Potential liability for asbestos claims may adversely affect our ability to retain and attract customers and quality personnel. To the extent our subsidiaries' insurance is depleted or the payments required in any given year exceed the annual limitations on insurance recoveries from our subsidiaries' carriers, our subsidiaries would be required to fund these obligations from available cash, even if such amounts are recoverable under these insurance policies in later years. This could adversely affect our ability to use cash for other purposes, including growth of our business, and adversely affect our financial condition.

OUR BUSINESS AND SOME OF THE MARKETS WE SERVE ARE CYCLICAL AND CHANGES IN GENERAL MARKET CONDITIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      The markets in which we sell our products, particularly chemical companies, petroleum refineries and the automotive industry, are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales, gross margins and net income. Economic downturns or other material weakness in demand in any of these markets could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      The U.S. and other world markets are currently experiencing a severe economic downturn and many of the markets that we serve have been affected by this downturn. As a result, our business and financial results have been adversely affected. If this economic slowdown were to continue for an extended period or if conditions were to worsen, the negative impact on our business and financial results could be further exacerbated.

WE FACE INTENSE COMPETITION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      We encounter intense competition in almost all areas of our business. Additionally, customers for many of our products are attempting to reduce the number of vendors from which they purchase in order to reduce inventories. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors, such as Smiths Group plc, Flowserve Corporation and Ingersoll-Rand Company, are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.


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IF WE FAIL TO RETAIN THE INDEPENDENT AGENTS AND DISTRIBUTORS UPON WHOM WE RELY
TO MARKET OUR PRODUCTS, WE MAY BE UNABLE TO EFFECTIVELY MARKET OUR PRODUCTS AND OUR REVENUE AND PROFITABILITY MAY DECLINE.

      Our marketing success in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE HAVE EXPOSURE TO SOME CONTINGENT LIABILITIES RELATING TO DISCONTINUED OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS IN ANY FISCAL PERIOD.

      We have some contingent liabilities related to discontinued operations of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances, we have indemnified others against those liabilities, and in other instances, we have received indemnities from third parties against those liabilities.

      Under federal and state environmental laws, Coltec or one of its subsidiaries has been named as a potentially responsible party at 17 sites where the costs to it at each site are expected to exceed $100 thousand. Investigations have been completed or are near completion for 14 of these sites and are in progress at the other three sites. The majority of these sites relate to remediation projects at former operating facilities that have been sold or closed and primarily deal with soil and groundwater contamination. We believe that any liability incurred for cleanup at these sites will be satisfied over a number of years, and, in some cases, the costs will be shared with other potentially responsible parties.

      In addition, there is the potential for claims to arise relating to products or other matters related to discontinued operations. Some of these claims could seek substantial monetary damages. Specifically, we may potentially be subject to the liabilities related to the firearms manufactured prior to 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to 1994 by Central Maloney, another former Coltec operation. Coltec also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to Coltec' s periods of ownership of those operations.

      We have insurance and reserves to address these liabilities. However, if our insurance coverage is depleted or our reserves are not adequate, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

WE CONDUCT A SIGNIFICANT AMOUNT OF OUR SALES ACTIVITIES OUTSIDE OF THE U.S., WHICH SUBJECTS US TO ADDITIONAL BUSINESS RISKS THAT MAY CAUSE OUR PROFITABILITY TO DECLINE.

      Because we sell our products in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2001, we derived approximately 30% of our revenues from sales of our products outside of the U.S. Our international operations are, and will continue to be, subject to a number of risks, including:

      -     unfavorable fluctuations in foreign currency exchange rates;

      -     adverse changes in foreign tax, legal and regulatory requirements;


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      -     difficulty in protecting intellectual property;

      - trade protection measures and import or export licensing requirements;

      -     differing labor regulations;

      -     political and economic instability; and

      -     acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions. We could also face increased costs associated with staffing and managing foreign operations.

WE MAY NOT ACHIEVE OUR STRATEGIC OBJECTIVES, WHICH COULD ADVERSELY AFFECT OUR GROWTH.

      Our strategic objectives include expansion of our product lines into new industrial and geographic markets. We may not be able to expand into these new markets effectively or at all.

      Additionally, our short-term strategy includes realizing cost savings by increasing the efficiency of our manufacturing processes and focusing on opportunities for cost reduction throughout our business. We may not, however, be able to fully achieve increased efficiencies or reduce our costs. If we are not able to achieve the cost savings we expect, our profitability could be adversely affected.

      We expect to realize certain synergies, business opportunities and new prospects for growth through product development and geographic market expansion resulting from Coltec's September 2001 acquisition of Glacier Garlock Bearings, or Glacier, an industrial metal polymer bearing business. We are in the process of integrating the Glacier business with our existing business. Even if we are able to integrate the operations of the two companies successfully, we may never fully realize these expected benefits, or we may not realize these benefits within the time frame that we currently expect. We may experience increased competition that will limit our ability to expand our business, our assumptions underlying our estimates of expected cost savings may prove to have been inaccurate, or general industry and business conditions may deteriorate. In addition, we may not be successful in integrating the operations, resulting in excess costs, operational problems and write-offs. The integration will also require significant effort from our personnel and the personnel of the Glacier business. Furthermore, our management may have its attention diverted while trying to integrate the Glacier business successfully or in a timely manner, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

      In addition, our longer-term strategy contemplates growth through selective acquisitions to broaden the products and services we offer and to expand our customer base. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business. Moreover, although we expect to perform a diligence investigation before acquiring any new business, an acquisition could result in unforeseen liabilities being assumed by us. If the unforeseen liabilities prove


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to be significant, our business, financial condition, results of operations and cash flows could be adversely affected and our growth may be impaired.

A CATASTROPHIC EVENT AT ONE OR MORE OF OUR SPECIALIZED PRODUCTION FACILITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      As part of our business strategy, we have consolidated and expect to continue to consolidate production of some of our product lines at one or more specialized facilities. As a result, we have some products that are manufactured exclusively in one production facility. Should there be a catastrophic event, such as a fire, affecting one of these production facilities, we could be prevented from manufacturing the product that was manufactured in that facility. If we are not able to timely or effectively shift production to one of our other facilities, we could lose customers as a result and may incur significant additional costs, which could affect our profitability. Our property and business interruption insurance may not adequately compensate us for any losses that may occur.

OUR BUSINESS COULD SUFFER IF WE ARE UNSUCCESSFUL IN NEGOTIATING NEW COLLECTIVE BARGAINING AGREEMENTS.

      We currently employ approximately 4,500 employees worldwide. Approximately 3,000 employees are located within the U.S. and approximately 1,500 employees are located outside of the U.S., primarily in Europe and Canada. Approximately 40% of our U.S. employees are represented by unions. Our material collective bargaining agreements with these unions expire between October 1, 2002 and August 13, 2005. Although we believe that our relations with our employees are satisfactory and we have not experienced any material strikes or work stoppages since a strike at one of our facilities in 1996, which lasted approximately ten weeks, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, planned closures of some of our facilities as part of our short-term strategy may create the risk of strikes or work stoppages at those and other facilities.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND KNOWLEDGE RELATING TO OUR PRODUCTS, OUR BUSINESS AND PROSPECTS MAY BE NEGATIVELY IMPACTED.

      We believe that proprietary products and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Our ownership of our intellectual property and questions as to whether our competitors' products infringe our intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

      Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology without infringing upon our intellectual property rights. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and police our intellectual property rights.


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A LOSS OF CERTAIN OF OUR INTELLECTUAL PROPERTY LICENSES OR FAILURE ON THE PART
OF OUR LICENSORS TO PROTECT THEIR OWN INTELLECTUAL PROPERTY UNDER SUCH LICENSE AGREEMENTS MAY NEGATIVELY IMPACT OUR BUSINESS AND REVENUES.

      We license certain intellectual property from third parties and we are dependent on the ability of these third parties to diligently protect their intellectual property rights. In several cases, such as Fairbanks Morse's technology licenses from Cooper Cameron Corporation relating to the Enviro Design engine and from MAN Aktiengesellschaft for the Pielstick four-stroke engine and Quincy Compressor's license from Svenska Rotor Maskiner AB for their rotary screw compressor design and technology, the intellectual property licenses are integral to the manufacture of our products. A loss of these licenses or a failure on the part of the third party to protect its own intellectual property could negatively impact our revenues. Although these licenses are all long-term and subject to renewal, it is possible that we may not successfully renegotiate these licenses or that they could be terminated for a material breach on our part. If this were to occur, our business, financial condition, results of operation and cash flows could be adversely affected.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

BECAUSE THERE HAS NOT LONG BEEN A PUBLIC MARKET FOR OUR COMMON STOCK, THE MARKET PRICE AND TRADING VOLUME OF OUR COMMON STOCK MAY BE VOLATILE.

      There has been a trading market for our common stock only since May 31, 2002. We cannot at this point predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this information statement or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well.

BECAUSE OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY VARY SIGNIFICANTLY IN FUTURE PERIODS, OUR STOCK PRICE MAY FLUCTUATE.

      Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could affect quarterly operating results include, but are not limited to:

      -     demand for our products;

      -     the timing and execution of customer contracts;

      -     the timing of sales of our products;

      - payments related to asbestos litigation or annual costs related to asbestos litigation that are not covered by insurance or that exceed the annual limits in place with our insurance;

      - changes in the fair value of call options on Goodrich common stock purchased by Coltec to reduce the economic risk of the conversion feature of the convertible preferred securities;


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      -     increases in manufacturing costs due to equipment or labor issues;

      -     changes in foreign currency exchange rates;

      -     unanticipated delays or problems in introducing new products;

      - announcements by competitors of new products, services or technological innovations;

      - changes in our pricing policies or the pricing policies of our competitors;

      - increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

      - major changes in the level of economic activity in the U.S., Canada, Europe and other major regions in which we do business;

      - costs related to possible future acquisitions of technologies or businesses;

      -     an increase in the number or magnitude of product liability claims;

      -     our ability to expand our operations; and

      - the amount and timing of expenditures related to expansion of our operations.

VARIOUS AGREEMENTS AND LAWS COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR.

      The terms of some of our agreements relating to the Distribution, particularly the tax matters arrangements with Goodrich, anti-takeover provisions of our articles of incorporation and bylaws, our shareholder rights plan and provisions of North Carolina law could delay or prevent a change of control that you may favor or may impede the ability of the holders of our common stock to change our management. An acquisition or further issuance of our stock in connection with a change-of-control transaction or otherwise could cause the Distribution and associated restructuring activities to be taxable to Goodrich and Coltec. Under the tax matters arrangements, we would be required to indemnify Goodrich for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that you may favor.

      In particular, the provisions of our articles of incorporation and bylaws, among other things, will:

      - require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;

      - divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms, if our board is expanded to nine members;

      - limit the right of shareholders to remove directors and fill vacancies;

      - regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

      - authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.


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      Our shareholder rights plan will also make an acquisition of a controlling interest in EnPro in a transaction not approved by our board of directors more difficult.

OUR DEBT AGREEMENTS IMPOSE LIMITATIONS ON OUR OPERATIONS, WHICH COULD IMPEDE OUR ABILITY TO RESPOND TO MARKET CONDITIONS, ADDRESS UNANTICIPATED CAPITAL INVESTMENTS AND/OR PURSUE BUSINESS OPPORTUNITIES.

      The agreements relating to the TIDES and to $3.1 million of 7-1/2% Senior Notes due April 15, 2008 of Coltec impose limitations on our operations. Our primary U.S. operating subsidiaries have a senior secured revolving credit facility. The agreements relating to the revolving credit facility impose additional and, in some cases, more restrictive limitations. These limitations could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

WE MAY INCREASE OUR DEBT OR RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH COULD AFFECT THE FINANCIAL HEALTH OF OUR COMPANY, AND MAY DECREASE OUR PROFITABILITY.

      We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements, including those of our subsidiaries to pay asbestos claims, are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of a liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, any ownership you have in us will be diluted. If we are unable to raise additional capital when needed, it could affect the financial health of our company, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, we may be limited in the amount of our stock that we can issue because the issuance of our stock may cause the Distribution to be a taxable event for Goodrich under
Section 355(e) of the Internal Revenue Code, and under the tax sharing arrangements with Goodrich we could be required to indemnify Goodrich for that tax.

      Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the Distribution as well as any future debt that we may incur, and to fund working capital, capital expenditures, asbestos claims of our subsidiaries and strategic acquisitions and investments, will depend on our ability to generate cash in the future from operations, financings and asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions. The lenders who hold such debt could also accelerate amounts due, which could trigger a default or acceleration of our other debt.

WE MAY NOT HAVE ADEQUATE CASH OR THE ABILITY TO FINANCE CONVERSIONS OF THE
TIDES.

      Until April 15, 2028, each TIDES is convertible at a conversion price of $52.34 per TIDES, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock. Should the holders of the TIDES exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich and EnPro common stock to the holders as promptly as practicable on or after the conversion date and in connection therewith would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock discussed below. Coltec may not have sufficient cash on hand or the ability to finance these transactions in the time period required by the


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agreements relating to the TIDES. Failure to honor conversion rights would be a default under the TIDES agreements.

      Further, the value of Goodrich and EnPro common stock may increase to the level where Coltec's cost to acquire shares in a conversion could exceed, with no maximum, the aggregate liquidation value of the TIDES of $150 million. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock with an exercise price of $52.34 per share (the conversion price), which represents the total Goodrich shares that would be required if all TIDES holders convert. Until they expire in March 2007, the call options provide protection against Coltec's risk that the cash required to finance conversions of the TIDES would exceed their liquidation value. While Coltec has hedged its exposure to conversion costs in excess of the aggregate liquidation value of the TIDES, as described earlier, we cannot be certain that Coltec will have the financial resources to redeem these securities or effectively hedge its exposure to potential conversion costs in excess of the aggregate liquidation value of the TIDES beyond the term of the call options.

      EnPro, Goodrich, Coltec and Coltec Capital Trust have entered into an indemnification agreement with respect to the TIDES under which EnPro, Coltec and Coltec Capital Trust will indemnify Goodrich from any costs and liabilities that Goodrich incurs as a result of its earlier guarantee of Coltec and Coltec Capital Trust's obligations under the TIDES. Such indemnification obligations may result in payments that could have a material adverse effect on our financial condition, results of operations and cash flows.

      The call options on Goodrich common stock purchased by Coltec to mitigate its economic risk created by the conversion feature of the TIDES are derivative instruments and are carried at fair value in our balance sheet with changes in the fair value reflected in our earnings. Changes in the fair value of the call options will not result in a current cash obligation to Coltec. However, the change in fair value of the derivatives could be material to our financial condition and results of operations in a given period.


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